As filed with the Securities and Exchange Commission on July 24, 1998.
                                                      Registration No. 333-01270
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-3
                                   TO FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------

                           COMMODORE HOLDINGS LIMITED
             (Exact name of registrant as specified in its charter)

           BERMUDA                                                 N/A
(State or other jurisdiction of                               (IRS Employer
 incorporation or organization)                           Identification Number)

                            4000 HOLLYWOOD BOULEVARD
                            SUITE 385-S, SOUTH TOWER
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 967-2100
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               -------------------

                             MR. FREDERICK A. MAYER
                         VICE CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                           COMMODORE HOLDINGS LIMITED
                            4000 HOLLYWOOD BOULEVARD
                            SUITE 385-S, SOUTH TOWER
                            HOLLYWOOD, FLORIDA 33021
                          TELEPHONE NO. (954) 967-2100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

                          COPIES OF COMMUNICATIONS TO:

                            KATHLEEN L. DEUTSCH, P.A.
                                BROAD AND CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
                          TELEPHONE NO. (305) 373-9400

                         -------------------------------
        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.
                           ---------------------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]


================================================================================

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED JULY 24, 1998

PROSPECTUS

                                2,703,528 SHARES

                            1,214,786 PUBLIC WARRANTS

                           COMMODORE HOLDINGS LIMITED
                        COMMON STOCK AND PUBLIC WARRANTS

         This Prospectus relates to an aggregate of (i) 2,703,528 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Commodore Holdings Limited, a Bermuda exempted company ("Commodore" or the "Company"), consisting of 2,096,135 shares of Common Stock offered by certain selling stockholders, in some cases upon the exercise of outstanding warrants (the "Selling Stockholders"), and 607,393 shares of Common Stock issuable upon the exercise of warrants (the "Public Warrants") issued as part of the "units" in the Company's initial public offering of securities; and (ii) 1,214,786 Public Warrants. The Public Warrants are redeemable warrants to purchase one-half share of Common Stock for $5.68 per share. The Public Warrants are exercisable only in pairs, with two Public Warrants entitling the registered holder to purchase one share of Common Stock. The Public Warrants are exercisable for a period of four years, commencing one year from the date of issuance, subject to prior redemption. The Public Warrants may be redeemed by the Company on 25 days' notice at any time after one year from the date of issuance for $.05 per Public Warrant if the closing bid price of the Common Stock exceeds $9.00 per share for 20 consecutive trading days ending not more than 15 days prior to the date of any redemption notice. See "Description of Securities - Public Warrants." The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders, but will receive up to an aggregate of approximately $3,449,992 upon the exercise of the Public Warrants, and warrants held by certain Selling Stockholders (collectively, the "Warrants").

         The Selling Stockholders have advised the Company that they may from time to time sell all or a portion of the Shares in one or more transactions on the Nasdaq National Market, or on any exchange on which the Common Stock may then be listed, in privately negotiated transactions or otherwise, or in a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Neither the Company nor the Selling Stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Stockholders on account of their sales of the Shares from time to time. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act. See "Plan of Distribution."

         The holders of the Public Warrants may sell the Public Warrants in one or more transactions on the Nasdaq National Market or on any other exchange on which the Public Warrants may then be listed, in privately negotiated transactions or otherwise, or in a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or an negotiated prices.

         The Common Stock and Public Warrants are quoted on the Nasdaq National Market under the symbols "CCLNF" and "CCLWF," respectively. On July 22, 1998, the last reported sales price of the Common Stock and the Public Warrants on the Nasdaq National Market was $5.50 and $0.625, respectively.

                              ---------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES AND THE PUBLIC WARRANTS.
                              ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                  THE DATE OF THIS PROSPECTUS IS JULY ___, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and may also be obtained from the Commission's website located at http://www.sec.gov. Quotations relating to the Company's Common Stock and Public Warrants appear on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission Post-Effective Amendment No. 1 on Form S-3 to the Company's Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Shares and the Public Warrants. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company, the Shares and the Public Warrants, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of the Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the fees prescribed by the Commission, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under the Exchange Act (Commission File Number 0-20961) are incorporated in and made a part of this Prospectus by reference:

         (a) the Company's Annual Report on Form 10-K for the year ended September 30, 1997;

         (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997;

         (c) the Company's definitive 1998 Proxy Statement distributed in connection with its Annual Meeting of Stockholders held on February 11, 1998; and

         (d) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the sale of all of the Shares shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

         This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to: Investor Relations, Commodore Holdings Limited, 4000 Hollywood Boulevard, Suite 385-S, South Tower, Hollywood, Florida 33021, telephone number (954) 967-2100.

                                   THE COMPANY

GENERAL

         Commodore Holdings Limited, a Bermuda exempted company (the "Company"), owns two cruise ships, the S/S Enchanted Isle (the "Enchanted Isle") and the S/S Universe Explorer (formerly the S/S Enchanted Seas) (the "Universe Explorer" or the "Enchanted Seas"). The Enchanted Isle offers Caribbean cruises from New Orleans and the Universe Explorer is chartered to Sea-Comm, Ltd., a Liberian corporation ("Sea-Comm"), a joint venture between the Company and Seawise Foundation, Inc. ("Seawise"), which in turn has space-chartered the vessel to Seawise, which operates the educational "Semester at Sea" program during a portion of the year. Sea-Comm operates cruises to Alaska and the Caribbean aboard the Universe Explorer during the balance of the year. The Company acquired the Enchanted Isle and the Enchanted Seas in July 1995 from Commodore Cruise Line Limited, a Cayman Islands Company and certain of its subsidiaries ("Old Commodore").

         Since April 1995, the Enchanted Isle has offered seven day cruises from New Orleans to the Western Caribbean with ports-of-call at Cancun, Cozumel, Grand Cayman and Montego Bay (alternately, Key West). It is a 23,395 gross registered ton cruise vessel, has nine passenger decks, a capacity of approximately 729 passengers in 366 cabins (on a double occupancy basis), is of Panamanian registry and was built in 1958. The Enchanted Isle is designed to be a seagoing resort containing a casino, nightclub, movie theater, swimming pool, restaurants, workout room, sundeck and deck activities.

         Revenues from the Enchanted Isle are derived from ticket sales and from certain on-board activities and services operated by the Company including casino gambling, liquor sales in a variety of bars, restaurants, lounges, and a discotheque. Additional revenue is earned from the sale of pre- and post-cruise packages in the vessel's city of embarkation. The Company earns concession revenue from duty-free shops, gift shops, the sale of photographs to passengers, shore excursions and from the beauty salon.

         The Universe Explorer is a 23,900 gross registered ton cruise vessel, has nine passenger decks, a capacity of approximately 739 passengers in 363 cabins (on a double occupancy basis), is of Panamanian registry and was built in 1958. The Universe Explorer was designed to be a seagoing resort containing a casino, discotheque, movie theater, library, reading room, restaurants, full service communication facilities, two pools, jogging course, aerobic classes, workout room, sun deck areas and deck activities. After the Company acquired the Enchanted Seas in July 1995, the Enchanted Seas was laid up and placed in drydock for maintenance and refurbishing until January 1996. During this time, the Company renovated portions of it to prepare it for use both as a cruise vessel and for use in the Semester at Sea program. The Company removed the vessel's casino to install a library, and installed various partitions so that certain lounges and dining areas could be easily converted to classrooms when needed for the Semester at Sea program and returned to their prior state when used for cruises. The Company also renamed the vessel the "Universe Explorer."

         Revenues from the Universe Explorer are derived from charter revenue. Sea-Comm derives revenues from different sources depending on whether the vessel is being used as a cruise vessel or for the Semester at Sea program. Cruise revenues include those from ticket sales and certain on-board activities and services such as beverage sales, shore excursions, and concession revenue. Revenues from the Semester at Sea program are derived from space charter fees and ticket sales to adult (non-student) passengers, who may represent up to 24% of the passengers on each voyage. Seawise also paid Sea-Comm $1,500,000 in 1997 for all of the non-student passenger cabins. Additional revenue is earned from beverage and snack bar sales and from other miscellaneous on-board services.

         Cruises in general are differentiated primarily by cruise cost, length and itinerary. Segments within the cruise industry include the standard, premium and luxury cruises, each of which, the Company believes, appeals to different population segments and attracts varying demographic groups. The standard market, in which the Company competes, is the largest of the three segments, comprising approximately 55% of industry-wide capacity.

         The Company believes that the Semester at Sea program is unique and, to its knowledge, the Universe Explorer is the only such floating university in the world. The program competes indirectly, however, with land-based semester or year abroad programs offered to college students.

         The Company was incorporated in Bermuda on April 13, 1995. The executive offices of the Company are located at 4000 Hollywood Boulevard, Suite 385-S, South Tower, Hollywood, Florida 33021, and its telephone number is (954) 967-2100.

THE COMMODORE ACQUISITION

         The Company and its wholly-owned subsidiaries were established for the purpose of acquiring certain assets (the "Commodore Acquisition") of an existing cruise line operation from Old Commodore. The Commodore Acquisition included the trade names "Commodore" and "Commodore Cruise Line", as well as certain related trade names and trademarks (collectively, the "Trademarks"), the Enchanted Isle and the Enchanted Seas, and all of Old Commodore's existing operations with regard to the Enchanted Isle and the Enchanted Seas (together, the "Cruise Ships"), including certain advance ticket sales, marketing and sales information, and certain shoreside assets (collectively, the "Commodore Assets").

         The Company closed the Commodore Acquisition on July 14, 1995 (the "Commodore Closing"). The purchase price for the Commodore Assets was $33,500,000. The Company paid $5,000,000 to Old Commodore, which represented the cash portion of the purchase price. In addition, the Company issued 1,000,000 Series A Preference Shares at an agreed value of $4.00 per share to EffJohn International B.V. ("EffJohn"), the parent company of Old Commodore, as partial payment of the purchase price. EffJohn International Cruise Holdings, Inc. (the "Lender"), an affiliate of EffJohn, loaned the balance of the purchase price, $24,500,000, to the Company (the "Loan"), which is secured by substantially all of the assets of the Company's wholly-owned subsidiary New Commodore Cruise Lines Limited, a Bermuda exempted company ("New Commodore"), including first preferred ships' mortgages on the

Cruise Ships. References herein to the operations of the Company are to the historical operations of Old Commodore prior to the Commodore Closing and to those of the Company subsequent thereto.

RECENT DEVELOPMENTS

         JOINT VENTURE WITH CASINO AMERICA

         In March 1998, the Company chartered a 640-passenger cruise ship, the M/V Island Holiday, which has been renamed M/V Enchanted Capri (the "Enchanted Capri"), until January 1, 2003. The Enchanted Capri is a 15,409-ton cruise ship which was built in 1976, at Wartsila Shipyard in Turku, Finland. The Enchanted Capri has 248 cabins, including eight suites, and eight passenger decks. It is 512 feet long and 72 feet wide, and has a cruising speed of over 20 knots. The Enchanted Capri offers full cruise amenities such as swimming pools, restaurants, gift shops, bars, lounges, a theater, disco, gym, sauna, beauty salon, complete hospital facilities, and a full casino.

         In April 1998, the Company entered into a joint venture agreement with Casino America, Inc. ("Casino America"), the owner and operator of five riverboat and dockside casinos. Pursuant to the joint venture agreement, Casino America and the Company have formed a general partnership to jointly operate the Enchanted Capri from New Orleans, Louisiana, commencing in June 1988. As a result, the Company has assigned its interest in the Enchanted Capri charter to the joint venture. The Enchanted Capri is operated pursuant to this agreement. The Company operates the vessel while Casino America operates and manages the casino on-board the vessel as an "Isle of Capri" casino, including establishing and maintaining the internal controls for the casino. The Company and Casino America also engage in joint marketing efforts with the Company marketing the base cruise product and Casino America marketing the gaming product. Management of the Company does not believe the Company will incur significant expenses or realize significant revenues from the joint venture during its current fiscal year. Notwithstanding the experience of both parties in their respective fields, no assurance can be given that the joint venture between the parties will be successful.

         MANDATORY CONVERSION OF DEBENTURES

         In December 1997, the Company issued 21.5 units, with each unit consisting of $100,000 in face value of 7% convertible subordinated debentures (the "Debentures"), as part of the sale of units in the December 1997 private offering (the "Private Offering"). The Debentures mature on December 31, 2002 (the "Maturity Date"). The Debenture(s) are convertible by the holder(s) thereof into the Company's Common Stock at any time prior to the close of business on the Maturity Date. In addition, the Company has the right to demand conversion of the Debentures if the average closing sale price of the Company's Common Stock as reported on Nasdaq equals or exceeds $4.50 for 20 trading days during any 30 day trading period. See "Description of Securities -- Convertible Subordinated Debentures."

         On approximately May 18, 1998, the Company notified all holders of Debentures that it was exercising its right to demand conversion of the Debentures into Common Stock effective as of May 18, 1998. The Company registered the sale of the Common Stock into which the Debentures could be converted (the "Debenture Shares") pursuant to a registration statement which was declared effective by the Commission on May 11, 1998.

        REGISTRATION STATEMENT

         On May 11, 1998, a registration statement filed by the Company was declared effective by the Commission. The registration statement registered the re-sale of an aggregate of 1,368,910 shares of the Company's Common Stock, consisting of the following: (i) 100,000 shares of Common Stock currently issued and outstanding; (ii) 10,000 shares of Common Stock issuable upon exercise of outstanding options issued pursuant to the Company's stock option plan (the "Stock Options"); (iii) 150,000 shares of Common Stock issuable upon exercise of warrants issued in connection with financial consulting services (the "Consulting Warrants"); (iv) 686,903 Debenture Shares; (v) 54,952 shares of Common Stock issuable upon exercise of warrants (the "Broker Warrants") issued to the placement agents in connection with the Private Offering; (vi) 342,055 shares of Common Stock issuable upon conversion of the Company's convertible series A preference shares (the "Series A Preference Shares"); and (vii) 25,000 shares of Common Stock issuable upon exercise of warrants (the "Warrants").

                           FORWARD-LOOKING STATEMENTS

         The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Prospectus or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements which involve risks and uncertainties. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. These risks and uncertainties include competing in a saturated industry against modern and larger fleets; the ability of the Company to obtain additional financing for the acquisition of additional ships; a high percentage of debt on assets owned by the Company; the potential for additional governmental regulations; the need for expensive upgrades and/or maintenance to aging vessels; general economic factors in markets where the Company operates; those factors discussed in the section captioned "Risk Factors" below as well as those discussed elsewhere in this Prospectus and from time to time in the Company's filings with the Commission.

                                  RISK FACTORS

         THE SHARES AND PUBLIC WARRANTS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. BEFORE INVESTING IN THE COMMON STOCK, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

         1.       HIGH LEVERAGE; EXISTENCE OF LIENS ON ALL ASSETS

         Upon the Commodore Closing, the Company became indebted to the Lender in the amount of U.S. $24,500,000 (the "Acquisition Indebtedness"), which indebtedness is secured by a lien on substantially all of New Commodore's assets and mortgages on the Cruise Ships. While the Acquisition Indebtedness (which has since been reduced to approximately U.S. $20,000,000) may increase the potential return on invested capital, it also presents additional elements of risk, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, ship and other acquisitions, general corporate purposes or other purposes may be impaired; (ii) pursuant to the Loan, New Commodore must maintain a minimum cash balance in its operating accounts of $1,000,000 after deducting the substantial portion of the Company's cash flow from operations which must be dedicated to the payment of the principal and interest on its indebtedness, and if such funds are insufficient, the Company will be forced to raise additional funds or curtail activities such as marketing; (iii) the Company's degree of leverage may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures; and (iv) the Company's borrowing at variable rates of interest will subject the Company to fluctuations in interest rates. Moreover, to the extent that the Company's assets continue to be pledged to secure the Acquisition Indebtedness, such assets will be unavailable to secure additional debt financing, which may adversely affect the Company's ability to borrow in the future. A substantial portion of the Company's cash flow is used for debt service. Specifically, in fiscal 1997 and fiscal 1996, the Company paid approximately $4,800,000 and $1,900,000, respectively, in principal and interest on its debt financing. There can be no assurance that the Company will be able to meet its debt service obligations. If the Company fails to satisfy obligations with respect to the Acquisition Indebtedness, including without limitation making required payments of principal and interest, the Acquisition Indebtedness could be declared in default and the Company's assets foreclosed upon.

         2.       POTENTIAL APPLICATION OF U.S. INCOME TAXES

         The Company is a foreign corporation which is engaged in a trade or business in the United States. The Internal Revenue Code of 1986, as amended (the "Code"), provides a complex set of tax rules concerning the taxation of foreign corporations engaged in business in the United States. Under these rules, such a foreign corporation may be subject to various U.S. taxes, including the regular U.S. corporation income tax (or alternative minimum tax); an additional branch profits tax; a gross basis tax on certain gross rentals derived from bareboat charters of ships to affiliated or unaffiliated companies; and branch taxes on certain interest paid or accrued. Unless and except to the extent that the Company qualifies for the tax exemption provided by Code Section 883(a), it is subject to these U.S. income taxes.

         The Company currently qualifies for this exemption because Code Section 883(c) generally makes eligible for the Code Section 883(a) exemption wholly-owned foreign subsidiaries of a foreign corporation, provided that both the country of incorporation of the foreign subsidiary, and the country of incorporation of the foreign parent, reciprocally exempt the international shipping income of U.S. shipping corporations, and the foreign parent's stock is primarily and regularly traded on an established securities market in the United States or in certain foreign countries. The Company believes that the countries of incorporation of the Company, its subsidiaries, and Sea-Comm, are viewed as providing a reciprocal exemption. In addition, such exemption requires, among other things, that 80% of the value of the Company's capital stock be traded on certain securities exchanges or markets. At present, the Company believes that it meets the requirements of such exemption because its Common Stock is traded on the Nasdaq National Market. Accordingly, the Company believes that the Company meets the requirements of the Section 883(a) exemption.

         In addition, even if the Company meets the requirements of the Section 883(a) exemption, there are certain events, such as a decline in the market value of the Company's Common Stock relative to the value of its Series A Preference Shares, a de-listing from The Nasdaq Stock Market, Inc. ("Nasdaq"), a change in the Bermuda or Panama tax laws governing shipping income, or a change in Code Section 883(a) or regulations issued thereunder, which could cause the Company to not qualify for the reciprocal exemption provided by that section. Whether the Company meets the 80% requirement depends on the value of the Common Stock compared to the value of the Series A Preference Shares, which are not traded on the Nasdaq National Market and cannot be included in the 80% determination. In the event the value of the Common Stock should decline, the Company could become ineligible for the international shipping exemption, which would cause its income to be subject to United States income taxes. Such an event would have a material adverse effect on the Company. There can be no assurance that the corporate tax exemption provided by Code Section 883(a) will continue to be available.

         3.       COMPETITION

         The cruise line industry is extremely competitive. The Company operates in the Gulf of Mexico, the Caribbean and in Alaska, and competition for passengers in such geographic areas is intense. The Company competes with other cruise ship lines in the standard segment that offer the same type of products in several markets, and land-based resorts, many of which have significantly greater financial resources and experience, and are more well known than the Company. The Company competes with its competitors principally on the basis of quality of service, type and variety of itineraries and price. In particular, since the Company presently has only two vessels, with limited itineraries, it may be disadvantaged in attracting passengers. Fixed costs represent the major portion of a cruise line's operating expenses and cannot be reduced when competition causes a reduction in load factors or ticket prices. In addition, cruise demand declined slightly during 1995 and 1996 for the first time in several years. Although demand rebounded slightly in 1997, there can be no assurance that satisfactory occupancy percentages will be reached and maintained or that the Company will be able to sustain or enhance any penetration and competitive position.

         Recent statistics indicate that the larger cruise lines are increasing existing capacity by acquiring new ships, making it very difficult for smaller operators, such as the Company, to compete with the glamorous new ships for passengers. Industry sources predict that the increase in capacity will not be matched by a sufficient increase in passenger volume and that the older ships will not operate at full capacity. Various articles concerning the cruise line industry note that this trend is expected to continue in the foreseeable future. If this trend continues, the Company's ability to compete with these larger operators may be substantially impaired.

         Although the Company believes that the Universe Explorer offers the only ocean-going accredited educational program, such as the Semester at Sea program, this program competes for student passengers with operators of land-based university programs, such as semesters abroad. Many of these universities have substantially greater experience and resources than the operators of the Semester at Sea program. In addition, the Semester at Sea program competes for adult passengers with extended cruise providers, such as freighters which offer passenger quarters. The Sea-Comm joint venture and Sea-Comm's charter with Seawise expire on January 7, 2006; however, in the event such programs are not successful, Seawise could cancel such charter upon 15 months written notice beginning in January 1999. In such event, the Company would have to seek another use of this vessel. There can be no assurance that the Company could successfully identify a profitable alternative for such vessel.

         4.       AGE OF THE CRUISE SHIPS

         The Enchanted Isle underwent an overhaul and refitting from August 1994 until December 1994. The Company completed a substantial overhaul on the Universe Explorer in 1996 to prepare it for the Semester at Sea program. There can be no assurance, however, that required drydock maintenance will be completed in the future on a timely basis. Delays in completing future maintenance may be caused by technical matters, strikes, acts of God, or negligence. The Cruise Ships were built in 1958. Their age makes them particularly susceptible to this risk. In the event of any such delay, the Company would likely lose substantial revenue while such vessel was out of service. Although the Company has obtained insurance to recover lost revenues when either of the Cruise Ships is out of service due to a "covered event" for more than 15 days, there can be no assurance that insurance proceeds will be adequate to cover the Company's losses. "Covered events" are those events which trigger coverage under the Company's hull and machinery insurance policy, such as losses due to collision, crew negligence or mechanical breakdowns, other than those due to ordinary wear and tear.

         5.       GOVERNMENT REGULATION

         The Cruise Ships are registered in Panama, and are subject to regulations issued by Panama, including regulations issued pursuant to international treaties governing the safety of the ships and its passengers. The country of registry will conduct periodic inspections to verify compliance with these regulations. The United States Coast Guard periodically carries out Port State control verification of the condition of the Cruise Ships and their compliance with international and Panama regulations, as permitted under international treaties. The Company believes that the Cruise Ships are in substantial compliance with all applicable regulations and that they have the licenses necessary to conduct their business; however, there can be no assurance that the Cruise Ships comply with all such regulations.

         The Company is also subject to international treaties prohibiting ocean dumping and to various U.S. laws and regulations relating to environmental protection. Under such laws and regulations, the Company will be prohibited from, among other things, discharging materials, such as petrochemicals and plastics, into the waterways. The Company has obtained insurance against the costs of environmental damage due to oil pollution occasioned at, or in transit to, sea. However, the civil and criminal fines that may be imposed for environmental damage or for illegal ocean dumping are not and cannot be insured against and the Company remains exposed to this risk although the Company does have and expects to continue regular training and to maintain established procedures to prohibit and prevent the discharge or dumping of prohibited substances. Although the financial costs relating to U.S. environmental laws and regulations are not expected to have a material adverse impact on the Company's results of operations, financial condition or liquidity, there can be no assurance that an uninsured loss will not occur.

         The Company believes that it is in substantial compliance with all regulations applicable to the operation of the Cruise Ships and has the licenses necessary to conduct its business; however, there can be no assurance thereof. From time to time, legislation has been introduced and new regulations proposed which could have an impact upon the Company's operations. During recent years, the International Convention on Safety of Life at Sea ("SOLAS") has been amended and required, among other things, most passenger vessels not fitted with sprinkler systems to install such systems and other safety arrangements, including smoke detection systems, low-location lighting and enclosed escape stairwells, by October 1997. In the event a vessel met certain requirements under SOLAS as amended through 1974, but without reference to any subsequent amendments thereto ("SOLAS 1974"), as do the Cruise Ships, it was not required to be fitted with a sprinkler system or to make other required safety modifications until on or before October 1, 2005. The Cruise Ships are currently in compliance with the October 1997 SOLAS requirements but are not fitted with sprinkler systems. The cost of such installation is presently estimated to be approximately $3,000,000 per vessel.

         There have been efforts in prior Congresses to adopt bills that would apply United States labor laws to nonresident alien crews of foreign registered ships sailing from U.S. ports and to exclude certain foreign-built ships from U.S. ports if they received construction subsidies of a particular type. With respect to the ship construction subsidies, the Cruise Ships are U.S. built and thus would be at risk to such legislation only if it were to apply to conversion and maintenance work performed on the vessels in foreign countries. The application of U.S. labor laws to foreign registered passenger ships would have a very substantial impact on the cruise industry as a whole and the Company cannot predict the implications on its operations. Such proposed legislation is not presently under consideration by the 104th Congress, but there can be no assurance that it will not be re-introduced.

         6.       INTERNATIONAL FACTORS

         The Company's itineraries typically include ports outside the U.S. Thus, the Company and its business may be affected by the risks of doing business abroad, including changes in foreign governments, foreign laws and regulations, economic and political conditions, restrictions on currency transfer, exchange fluctuations, currency devaluations, customs duties, tariffs, import quotas and other possible adverse regulations, which could result in increased costs, delayed or reduced revenues from foreign operations, adverse effects on the Company's ability to generate revenue and other adverse consequences.

         7.       NO DIVIDENDS

         To date, the Company has not paid any dividends on its Common Stock and does not expect to declare or pay dividends on the Common Stock in the foreseeable future. The Loan documents and the terms of the Series A Preference Shares contain additional restrictions on the Company's ability to pay a dividend on the Common Stock.

         8.       JOINT VENTURE RISKS

         Pursuant to the agreement governing the joint venture between the Company and Seawise (the "Agreement"), Seawise has the right to terminate the Agreement, and thus the Company's charter of the Universe Explorer for use in the Semester at Sea and Alaska cruise programs, on 15 months' notice at any time after January 14, 1999. During the Company's 1996 fiscal year, the Sea-Comm joint venture earned approximately $286,000; however, during the Company's 1997 fiscal year the Sea-Comm joint venture lost approximately $2,840,000. In the event Seawise terminates the Agreement, there can be no assurance that the Company will find an acceptable alternate use for the Universe Explorer.

         9.       DAMAGE TO OR DESTRUCTION OF THE CRUISE SHIPS

         The Company's profitability is dependent on the operation of the Cruise Ships. If either of the Cruise Ships were to be damaged due to a hurricane, storm, or other natural disaster or for some other reason, the Company's operations could be terminated until such Cruise Ship was repaired or replaced. Furthermore, such repairs or replacement could be delayed if funds are not available to pay for such repairs or replacement. The Company maintains hull and machinery insurance as well as increased value insurance on both the Universe Explorer and the Enchanted Isle, as required by the terms of the Loan, as well as loss of hire insurance to cover loss of revenues in certain situations. Despite such insurance coverage, there can be no assurance that the insurance proceeds will be sufficient to fully compensate the Company for its losses.

         10.      CERTAIN BUSINESS RISKS

         The Company's operations may be adversely affected by numerous other factors, including, among others, labor disturbances or strikes, either by shipboard employees or land based personnel (although none have occurred to date), government regulatory orders or rules, or the failure of its reservations system. The Company's activities will also be subject to risks generally associated with the operation of a business, including changes in general and local economic conditions, fiscal policies affecting the business and related industries, acts of God and other factors which are beyond the control of the Company. Finally, the Company's business will be faced with risks generally found in the cruise business, such as fluctuations in the cost of fuel, claims for property damage or personal injury to passengers or crew. The Company has obtained insurance to protect it against these types of claims, but there can be no assurance that such insurance will provide coverage for all types of claims or that the amount of coverage will be sufficient in all cases.

         11.      TRADEMARK PROTECTION

         The Company owns the Trademarks, which include Commodore Cruise Line and the distinctive Commodore logo. The Company believes that the Trademarks are widely recognized and have considerable value, of which no assurance can be given. The Company has not yet recorded the transfer of certain of its foreign Trademarks to it due to the substantial cost involved and the potentially limited value of certain of such Trademarks. The Company is not aware of any actions against its Trademarks and, to the Company's knowledge, no notice or claim of infringement in respect of its Trademarks exists. There can be no assurance that the Company's Trademarks do not violate the proprietary rights of others, that they would be upheld if challenged, that the Company would not, in such an event, be prevented from using the Trademarks or that its failure to record the transfer of certain of its foreign Trademarks will not have an adverse effect on the Company.

         12.      RELIANCE ON CURRENT MANAGEMENT

         The Company's operations and future success are greatly dependent upon certain members of its senior management, particularly the services of its Vice-Chairman, Frederick A. Mayer; New Commodore's President, James R. Sullivan; and New Commodore's Vice-President, Finance and Chief Financial Officer, Alan Pritzker. Mr. Mayer has executed an employment agreement with New Commodore; however, Mr. Sullivan and Mr. Pritzker are employed on a month-to-month basis. The Company does not maintain key-man life insurance on any of their lives. The termination of any of their employment or loss of any of their services for any reason could have a significant adverse effect upon the Company's operations.

         The Company's success is also dependent upon the ability of the Company to hire and retain additional financial and marketing personnel. Competition for qualified employees among cruise line companies is intense, and the inability to attract, retain and motivate additional highly skilled employees, could adversely affect the Company's business and prospects. There can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees.

         13.      CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

         At the time of this Prospectus, the Company's officers and directors own, in the aggregate, approximately 17.1% of the issued and outstanding shares of Common Stock of the Company, excluding any Common Stock which may be issued upon the exercise of the Company's outstanding stock options and warrants. Upon the sale of all of the Shares offered hereby, Mr. Binder, the Chairman of the Company, and Mr. Mayer, the Vice-Chairman of the Company, will beneficially own approximately 22.2% and 5.5% of the outstanding Common Stock of the Company, respectively, excluding any shares of Common Stock which may be issued upon the exercise of certain outstanding stock options and warrants to purchase Common Stock.

         14. RIGHTS OF SECURITY HOLDERS UNDER BERMUDA LAW MAY BE LESS THAN UNDER U.S. JURISDICTIONS

         The Company's corporate affairs are governed by its Memorandum of Association, Bye-laws, and the corporate law of Bermuda. Principles of law relating to such matters as the validity of Company procedures, the fiduciary duties of management and the rights of the Company's security holders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States. The rights of security holders under Bermuda law are not as extensive as are the rights of security holders under the law or judicial precedent in many United States jurisdictions. Thus, the holders of securities of the Company may have more difficulty in protecting their interests from actions by the Company's Board of Directors than they might have as security holders of a company incorporated in many United States jurisdictions. In addition, there is uncertainty whether the courts of Bermuda would enforce judgments of the courts of the United States and of other foreign jurisdictions. There is also uncertainty whether the courts of Bermuda would entertain actions brought in Bermuda which are predicated upon the securities laws of the United States. See "Description of Securities - Differences in Corporate Law."

         15.      AUTHORIZATION OF PREFERENCE SHARES

         The Company's Bye-Laws authorize the issuance of 10,000,000 preference shares, including 8,957,945 "blank check" preference shares with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue additional preference shares with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preference shares could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. The Company issued 1,000,000 Series A Preference Shares to EffJohn (of which no shares are presently outstanding) in connection with the Commodore Acquisition and 42,055 Series A Preference Shares to EffJohn in partial payment of dividends (of which no shares are presently outstanding).

         16.      TRADING MARKET FOR COMMON STOCK AND PUBLIC WARRANTS

         The Company's Common Stock and Public Warrants are quoted on the Nasdaq National Market. There currently are a relatively limited number of shares of Common Stock and the Public Warrants in the hands of the public and a relatively limited trading market for the Common Stock and the Public Warrants. Consequently, purchasers of Shares or Public Warrants may have a limited ability to dispose of their Shares or Public Warrants in the public market. Furthermore, there can be no assurance that a more active trading market for the Common Stock will develop or, if developed, that it would be sustained.

         17.      EFFECT OF OUTSTANDING STOCK OPTIONS AND WARRANTS

         As of the date of this Prospectus, there are 500,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Plan, of which 362,000 options have been granted to date, and 2,934,666 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants (including the Public Warrants). Exercise of any such options or warrants (including the Public Warrants) could have an adverse effect on the terms upon which the Company may be able to obtain additional equity, since the holders of the options and warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options or warrants.

         18.      SHARES ELIGIBLE FOR FUTURE SALE

         As of the date of this Prospectus, approximately 1,942,725 shares of Common Stock held by existing stockholders constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), and may only be sold if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act. Of the approximately 1,942,725 shares, 1,240,000 shares are owned by affiliates of the Company, as that term is defined under the Securities Act. In general, under Rule 144, subject to satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. Substantially all of the Company's restricted shares of Common Stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders thereof, which will permit the sale of such registered shares of Common Stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. No prediction can be made as to the effect, if any, that sales of shares or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and the Public Warrants and could impair the Company's ability to raise capital in the future through the sale of equity securities.

         19. NASDAQ MAINTENANCE REQUIREMENTS; POSSIBLE DE-LISTING OF SECURITIES FROM NASDAQ SYSTEM; RISKS OF LOW-PRICED STOCKS

         The Securities and Exchange Commission (the "Commission") has approved rules imposing stringent criteria for the listing of securities on Nasdaq, including standards for maintenance of such listing. The Common Stock is quoted on the Nasdaq National Market; however, the Company still must meet certain maintenance criteria. If the Company is unable to satisfy Nasdaq's maintenance criteria in the future, its securities will be subject to being de-listed and trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or the "electronic bulletin board" of Nasdaq. As a consequence of such de-listing, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure, relating to the market for penny stocks, in connection with trades in any stock defined as a penny stock. The Commission recently adopted regulations that generally define a penny stock to be any equity security that has a market value of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq, and any equity security issued by an issuer that has: (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, for the last three years. Unless an exception is available, the regulations require delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

         In addition, if the Company's securities are not quoted on Nasdaq, or the Company does not have $2,000,000 in net tangible assets, trading in the Common Stock would be covered by Rule 15g-9, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for non-Nasdaq and non-Exchange-listed securities. Under such Rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the customer, and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this Rule if the market price is at least $5.00 per share.

         Although the Company's Common Stock is, as of the date of this Prospectus, outside the definitional scope of the penny stock rules, as it is quoted on Nasdaq, in the event the Common Stock was subsequently to become characterized as a penny stock, the market liquidity for the Company's securities could be severely affected. In such an event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities, and thus the ability of purchasers of the Company's securities to sell their securities in the secondary market.

         20. REQUIREMENTS TO EXERCISE PUBLIC WARRANTS; ADVERSE EFFECT OF REDEMPTION OF PUBLIC WARRANTS

         The Public Warrants were tradeable upon issuance. Although the Public Warrants were not knowingly sold to purchasers in jurisdictions in which the Public Warrants were not registered or otherwise qualified for sale, purchasers may buy Public Warrants in the aftermarket who so reside in or move to jurisdictions in which the securities underlying the Public Warrants were not so registered or qualified during the period that the Public Warrants are exercisable. In this event, the Company would be unable to issue securities to those persons desiring to exercise their Public Warrants unless and until the underlying securities could be qualified for sale in the jurisdictions in which such purchasers reside, or an exemption to such qualification exists in such jurisdictions. No assurance can be given that the Company will be able to effect any such required registration or qualification.

         Additionally, holders of the Public Warrants will be able to exercise Public Warrants only if a current prospectus relating to the securities underlying the Public Warrants is then in effect under the Securities Act and such securities are qualified for sale or exempt from qualification under the applicable securities or "blue sky" laws of the states in which the various holders of the Public Warrants then reside. Although the Company has undertaken to use reasonable efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Public Warrants, there can be no assurance that the Company will be able to do so. The value of the Public Warrants may be greatly reduced if a current prospectus covering the securities issuable upon the exercise of the Public Warrants is not kept effective or if such securities are not qualified or exempt from qualification in the states in which the holders of the Public Warrants then reside.

         The Public Warrants are also subject to redemption by the Company on at least 25 days' prior written notice if the closing bid price of the Common Stock for 20 consecutive business days ending not more than 15 days prior to the date any redemption notice exceeds $9.00 per share. If the Public Warrants are redeemed, holders of Public Warrants will lose their right to exercise the Public Warrants, except during such 25-day notice of redemption period. Upon the receipt of a notice of redemption of the Public Warrants, the holders thereof would be required to exercise the Public Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; sell the Public Warrants at the then market price (if any) when they might otherwise wish to hold the Public Warrants; or accept the redemption price, of $.05 per Public Warrant, which is likely to be substantially less than the market value of the Public Warrants at the time of redemption. See "Description of Securities - Public Warrants."

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of any of or all of the Shares being offered by the Selling Stockholders hereunder, but may receive an aggregate of approximately $3,449,992 upon the exercise of the Warrants. Such proceeds, if any, will be used for working capital and other corporate purposes.

         Expenses to be incurred by the Company in connection with the registration of the Shares and Public Warrants are estimated at approximately $40,000.

                              SELLING STOCKHOLDERS

         The Company has been advised by the Selling Stockholders that, except as indicated below, none of the Selling Stockholders has or had a position, office or other material relationship with the Company or any of its affiliates within the past three years. The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by each Selling Stockholder as of July 8, 1998, without giving effect to the offering, and as adjusted to reflect the sale of all the Shares offered by the Selling Stockholders hereunder. Unless otherwise stated, all shares are held with sole investment and voting power.

                                                                              SHARES
                                              BENEFICIAL OWNERSHIP             BEING         BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING              OFFERED        AFTER THE OFFERING(1)
                                              --------------------            -------        ---------------------
     SELLING STOCKHOLDERS                     NUMBER          PERCENT                        NUMBER        PERCENT
     --------------------                     ------          -------                        ------        -------
Etablissement Asamar, Ltd.                   100,000           1.4%           100,000           0             0%
Flam, Robert                                     100              *               100           0             0%
Greater Atlantic Casinos, Ltd.                25,000              *            25,000           0             0%
JeMJ Financial Services, Inc.(2)             440,000           6.1%           440,000           0             0%
Koutcher, Martin on behalf of the              1,250              *             1,250           0             0%
  Koutcher-Ginsberg Pension Plan
Linsker, Rita                                 12,500              *            12,500           0             0%
Mayer, Frederick(3)                          300,000           4.1%           200,000(4)  125,000(5)        1.4%
Miller, Marc                                  12,500              *            12,500           0             0%
Miller, Robert A.                              3,125              *             3,125           0             0%
Muhlgeier, Jeffrey                             6,250              *             6,250           0             0%
Staller, Jerome M.                             4,500              *             4,500           0             0%

       SELLING STOCKHOLDERS
      (SHARES OF COMMON STOCK                 BENEFICIAL OWNERSHIP             BEING         BENEFICIAL OWNERSHIP
        UNDERLYING WARRANTS)                   PRIOR TO OFFERING              OFFERED          AFTER THE OFFERING
        --------------------                   -----------------              -------          ------------------
                                            NUMBER            PERCENT                       NUMBER         PERCENT
                                            ------            -------                       ------         -------

Binder, Jeffrey I.,                        2,047,577            24.5%     1,090,910(4)      516,667(5)        5.6%
   Rosalie G. and
   JeMJ Financial Services, Inc.(6)
Mayer, Frederick(3)                          525,000             7.0%       200,000(4)       25,000(5)          *%


----------

*      Less than 1% of the Common Stock.
(1) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Stockholders prior to the termination of this offering. Because the Selling Stockholders may sell all, some, or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Stockholder will own upon completion of this offering.
(2) JeMJ Financial Services, Inc. is controlled by Jeffrey I. Binder, the Chairman of the Board of the Company. This amount excludes warrants to purchase 545,455 shares of Common Stock owned by JeMJ Financial Services, Inc. being offered and listed elsewhere herein.
(3) Frederick Mayer is the Vice-Chairman of the Board and Chief Executive Officer of the Company.
(4) Excludes shares of Common Stock being offered and listed elsewhere herein.
(5) This amount assumes the sale of shares of Common Stock being offered and listed elsewhere herein.
(6) Jeffrey I. Binder is the Chairman of the Board of the Company. This amount includes 440,000 shares of Common Stock and warrants to purchase 545,455 shares of Common Stock owned by JeMJ Financial Services, Inc., an affiliate of Mr. Binder. This amount also includes warrants to purchase 545,455 shares of Common Stock owned by Mr. and Mrs. Binder.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders have advised the Company that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions on the Nasdaq National Market or on any other exchange on which the Common Stock may then be listed, in privately negotiated transactions or otherwise, or in a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act. Neither the Company nor the Selling Stockholders can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Stockholders on account of their sales of the Shares from time to time. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act.

         The holders of the Public Warrants may sell the Public Warrants in one or more transactions on the Nasdaq National Market or on any other exchange on which the Public Warrants may then be listed, in privately negotiated transactions or otherwise, or in a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or an negotiated prices.

         Under the securities laws of certain states, the Shares and the Public Warrants may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares and the Public Warrants may not be sold therein unless the Shares and the Public Warrants have been registered or qualified for sale in such state or an exemption from such requirement is available and is complied with.

         The Company shall bear all fees and expenses incurred in connection with the preparation and filing of this Registration Statement, estimated to be approximately $40,000, including the Company's legal and accounting fees, printing, and blue sky fees and expenses in up to five states. The Company will not, however, be liable for any commissions or discounts (including non-accountable expense allowances) to any underwriter or broker in connection with the sale of Shares or Public Warrants, if any, or the fees or expenses of any counsel, accountants or other professionals separately retained by the Selling Stockholders or the holders of the Public Warrants. The Company has agreed to indemnify the Selling Stockholders, their respective directors, officers, agents and representatives, and any underwriters, against certain liabilities, including certain liabilities under the Securities Act.

         The Selling Stockholders, holders of the Public Warrants and other persons participating in the distribution of the Shares and/or Public Warrants offered hereby are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the Shares.

                            DESCRIPTION OF SECURITIES

GENERAL

         The Company is a Bermuda "exempted company," which means that it is exempt from the requirement of the Companies Act that "local" companies be at least 60% owned and controlled by Bermudians. The following summary is a description of the material provisions of the Company's Memorandum of Association ("Memorandum of Association") and Bye-laws which relate to its securities. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Memorandum of Association and Bye-laws, including the definitions therein of certain terms.

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preference Shares"). As of the date of this Prospectus, 7,261,488 shares of Common Stock and no shares of Preference Shares were outstanding. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

COMMON STOCK

         The Company is authorized to issue 100,000,000 shares of Common Stock. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares who vote in the election of directors can elect all of the directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company out of funds legally available therefor and after payments to holders of the Series A Preference Shares and any other series of preferred stock outstanding. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company after payment of all debts and liabilities and payments to holders of the Company's outstanding preferred stock, if any. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

         The Company's Bye-laws provide that the quorum required for a meeting of stockholders is stockholders representing more than 50% of the total votes able to be cast. An amalgamation of the Company, which includes a merger or consolidation, requires the approval of stockholders representing more than 50% of the total votes cast at a meeting at which a quorum is established. The Company's Bye-laws further provide that the approval of stockholders representing more than 50% of the total votes able to be cast is required to amend the Memorandum of Association and Bye-laws with respect to certain matters, including, without limitation, the voting provisions and other matters set forth above.

         The outstanding shares of Common Stock are, and the Shares, when issued and paid for, will be, fully paid and non-assessable. As of the date of this Prospectus, there were 7,261,488 shares of Common Stock outstanding held by 57 stockholders of record.

PUBLIC WARRANTS

         As part of the Company's initial public offering of its securities in July 1996, the Company issued an aggregate of 1,150,000 Public Warrants to purchase up to an aggregate of 575,000 shares of Common Stock. The Public Warrants are exercisable only in pairs, with each two Public Warrants entitling the registered holder to purchase one share of Common Stock. The Public Warrants were issued pursuant to an agreement (the "Public Warrant Agreement") between the Company and Stock Trans, Inc., as warrant agent (the "Public Warrant Agent"). In July 1998, American Stock Transfer & Trust Company assumed the role of Public Warrant Agent. The following discussion of the material terms and provisions of the Public Warrants is qualified in its entirety by reference to the detailed provisions of the Public Warrant Agreement and the Public Warrant certificates, the forms of which were filed as an exhibit to the Company's Registration Statement.

         Each two Public Warrants entitle the holder to purchase one share of Common Stock at a current exercise price of $5.68 per share. The Public Warrants may be exercised at any time until they expire on July 15, 2001. The Public Warrants may be redeemed by the Company at any time, commencing one year after the date of this Prospectus, at a redemption price of $.05 per Public Warrant upon 25 days prior written notice, provided the average closing bid price of the Common Stock for 20 consecutive trading days ending not more than 15 days prior to the date of any redemption notice is in excess of $9.00 per share. Public Warrant holders shall have exercise rights until the close of the business day preceding the date fixed for redemption.

         In order for a holder to exercise a Public Warrant, and as required in the Public Warrant Agreement, there must be a current registration statement on file with the Commission pertaining to the shares of Common Stock underlying the Public Warrants, and such shares must be registered or qualified for sale under the securities laws of the state in which such Public Warrant holder resides or such exercise must be exempt from registration in such state. At present, the Registration Statement covering the shares underlying the Public Warrants is not current because the Public Warrants are "out of the money." Until such time as the Company's post-effective amendment to the Registration Statement is declared effective by the Commission, the Public Warrants will not be exercisable.

         Holders of the Public Warrants are protected against dilution upon the occurrence of certain events, including, but not limited to the issuance of any Common Stock or other securities convertible or exercisable for Common Stock at a price per share less than the exercise price or the market price of the Common Stock, or in the event of any stock dividend, stock split, reclassification, recapitalization, stock combination or similar transaction. As a result of the occurrence of certain such events, the total number of Public Warrants outstanding has increased from 1,150,000 to 1,214,786. However, holders of the Public Warrants do not have voting rights and are not entitled to dividends. In the event of liquidation, dissolution or winding up of the Company, holders of Public Warrants are not entitled to participate in any distribution of the Company's assets.

         The purchase price payable upon exercise of the Public Warrants is to be paid in lawful money of the United States. The Company is not required to issue certificates representing fractions of shares of Common Stock upon the exercise of Public Warrants, but with respect to any fraction of a share, it will make payment in cash based upon the market price of the Common Stock as determined by the Public Warrant Agent.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of preferred stock. The Bye-laws authorize the Board of Directors (without stockholder approval), among other things, to issue such preferred stock, with such rights and limitations as the Board of Directors may subsequently determine. Among other designations, the Board of Directors may determine (i) the dividend rate and conditions and the dividend preferences, if any; (ii) whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate; (iii) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law; (iv) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of preferred shares; (v) whether, and upon what terms, such series would be redeemable; (vi) whether or not a sinking fund would be provided for the redemption of such series and if so, the terms and conditions thereof, and (vii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company. Any particular series of preferred shares may rank junior to, on a parity with or senior to any other class of the Company's capital stock, including any other series of preferred shares. Thus, the Board of Directors, without the approval of the holders of Common Stock, could authorize the issuance of a series of preferred shares with voting, conversion and other rights that could affect the voting power and other rights of the holders of Common Stock or that could have the effect of delaying, deferring or preventing a change in control of the Company.

CONVERTIBLE SUBORDINATED DEBENTURES

         In December 1997, the Company issued 21.5 units, with each unit consisting of $100,000 in face value of Debentures, as part of the sale of units in the December 1997 Private Offering.

         The Debentures mature on December 31, 2002 (the "Maturity Date"). Interest accrues at 7% per annum from the date of issuance of the Debentures until the earlier of conversion into Common Stock or the Maturity Date, payable quarterly in arrears, on December 31, March 31, June 30 and September 30 of each year, to holders on record at the close of business on December 15, March 15, June 15 and September 15, respectively, preceding the next interest payment date, commencing on March 31, 1998. The Debentures are subordinated in right of payment to all existing and future debt of the Company. The quarterly interest payment is presently $37,625, which interest may be paid in cash, capitalized or paid in shares of Common

Stock based on the average closing bid price of the Common Stock for the five trading days immediately preceding the interest payment date.

         The Debenture(s) are convertible by the holder(s) thereof into the Company's Common Stock at any time prior to the close of business on the Maturity Date. In addition, the Company has the right to demand conversion of the Debentures if the average closing sale price of the Company's Common Stock as reported on Nasdaq equals or exceeds $4.50 for 20 trading days during any 30-day trading period. The conversion price is equal to the average closing sale price for the Common Stock as reported on Nasdaq for the five trading days (the "Average Closing Sale Price") immediately preceding the date the holder of such Debentures gives the Company notice of conversion, but in no event less than USD$3.13, and in no event more than USD$4.00. The Company is obligated to reserve a sufficient number of shares of Common Stock for issuance upon conversion of the Debentures.

         On approximately May 18, 1998, the Company notified all holders of Debentures that it was exercising its right to demand conversion of the Debentures into Common Stock effective as of May 18, 1998. The Company registered the sale of the Debenture Shares pursuant to a registration statement which was declared effective by the Commission on May 11, 1998.

DIFFERENCES IN CORPORATE LAW

         The Companies Act 1981, as amended (the "Companies Act"), of Bermuda differs in certain respects from laws generally applicable to U.S. corporations and their stockholders. Set forth below is a summary of certain material provisions of the Companies Act (including any modifications adopted pursuant to the Company's Bye-laws) applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The comparison of the Companies Act to Delaware law provides only a basis of comparison and in no way means that the corporate law of Delaware is the same as that of other U.S. states. The following statements are summaries of some of the provisions of the Companies Act, and do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and its stockholders. See "Risk Factors - Rights of Security Holders Under Bermuda Law May Be Less Than Under U.S. Jurisdictions."

         INTERESTED DIRECTORS. The Bye-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity: (i) at a meeting of directors or in writing to the directors, and (ii) to the Company's auditors, upon their request. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

         LOANS TO DIRECTORS. The Companies Act generally forbids loans to directors without the prior approval of stockholders who hold 90% of the Common Stock of the Company at a general meeting of stockholders. Delaware law does not contain a similar provision.

         MERGERS AND SIMILAR ARRANGEMENTS. The Company may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carrying on such business when it is within the objects of its Memorandum. The Company may "amalgamate" (merge or consolidate) with another Bermuda company or a foreign corporation if such amalgamation is approved by the board of directors and the holders of a majority of the Common Stock at a meeting at which a quorum is established. While a dissenting stockholder may have the right to express to a Bermuda court his view that the transaction sought to be approved would not provide the stockholders with the fair value of their shares, the court ordinarily would not disapprove the transaction on such ground absent evidence of fraud or bad faith. The Bermuda court would, however, assess the fair value of such dissenting stockholder's Common Stock, and the dissenting stockholder would be entitled to receive this amount, in cash, in lieu of the consideration such dissenting stockholder would otherwise receive in the transaction. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

         TAKEOVERS. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering stockholders to transfer their shares on the terms of the offer. Dissenting stockholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting stockholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out a minority stockholder. Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

         ACQUISITION OF MINORITY SHARES. The holders of at least 95% of the Common Stock (the "Majority Stockholders") may force the holders of 5% or less of the Common Stock (the

"Remaining Stockholders") to sell their Common Stock to the Majority Stockholders under Bermuda law. If the Remaining Stockholders are dissatisfied with the price offered by the Majority Stockholders, they may apply to a Bermuda court for an appraisal of their shares. The appraisal is binding on the Remaining Stockholders.

         STOCKHOLDER'S SUIT. Class action and derivative actions are generally not available to stockholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a stockholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of the Memorandum and Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority stockholders or where an act requires the approval of a greater percentage of the Company's stockholders than actually approved it. The winning party in such an action generally would be able to recover a portion of its attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

         INDEMNIFICATION OF DIRECTORS. The Company has agreed to indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own wilful default, wilful neglect, fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited. Both Bermuda and Delaware law allow a company to obtain directors and officers liability insurance. The Company has not yet decided whether it will purchase such insurance.

         INSPECTION OF CORPORATE RECORDS. Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda which will include the Memorandum (including its objects and powers) and any alteration to the Memorandum and documents relating to an increase or reduction of authorized capital. The stockholders have the additional right to inspect the Bye-laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual meeting of stockholders. The register of stockholders of the Company is also open to inspection by stockholders without charge, and to members of the public for a fee. The Company is required to maintain its share register in Bermuda but may establish a branch register outside of Bermuda. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge.

         WARRANTS. Under the provisions of the Companies Act, it is unlawful for any company to issue "bearer" shares of stock, which are defined as shares that may be transferred by delivery of the warrant or certificate relating thereto. The term "warrant" is used in Bermuda law only in this bearer stock context. Accordingly, under Bermuda law, any reference to "warrant" must be construed as an option, which is an instrument entitling the holder to subscribe to the Common Stock in accordance with the terms of the instrument. References herein to either the Binder Warrant or the Broker Warrants should not be construed as enabling the underlying Common Stock to be transferred upon delivery of such certificate alone.

"ANTI-TAKEOVER" PROVISIONS

         Although the Board of Directors is not presently aware of any takeover attempts, the Bye-laws of the Company contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         AUTHORIZED BUT UNISSUED SHARES. The Company has authorized 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. These shares of Common Stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing (including the proposed public offering of which no assurance can be made that it will be completed), acquisitions (including the Commodore Acquisition), stock dividends, stock splits, the Plan, stock options (including the Binder Option and the Broker Warrants), and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of the additional shares of Common Stock or preferred stock. The issuance of shares of preferred stock may have an adverse effect on the Company's stockholders. Stockholders of the Company do not have preemptive rights with respect to the purchase of these shares. Therefore such issuance could result in a dilution of voting rights and book value per share as to Common Stock of the Company. See "Business - Commodore Acquisition" and "Description of Securities - Series A Preference Shares."

         NO CUMULATIVE VOTING. The Company's Bye-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the board being elected.

         CLASSIFIED BOARD OF DIRECTORS. The Board of Directors is divided into three classes. One class holds office initially for a term expiring at the annual meeting of stockholders to be held in 1999, a second class holds office for a term expiring at the annual meeting of stockholders to be held in 2000 and a third class holds office for a term expiring at the annual meeting of stockholders to be held in 2001. Approximately one-third of the total number of directors will serve as members of each such class. As a result, it would take a person who wanted to gain control of the Company a minimum of two annual meetings of stockholders before he could gain control of the Company's Board of Directors.

         STOCKHOLDER RIGHTS PLAN. In addition to the foregoing, the Company's Board of Directors recently approved a stockholder rights plan, subject to the advice of an investment banker with respect to certain aspects of such plan. Such plans, commonly referred to as "poison pills," are designed to encourage potential acquirors of a company to proceed on a friendly basis by negotiating with management rather than on a hostile basis. Rights plans are intended to impede certain transactions which the board determines are unfair to stockholders. Although there are several types of stockholder rights plans, the most common type involves the issuance to stockholders of a right to purchase securities, which when exercised by stockholders other than the acquiror, results in substantial dilution to the acquiror. Such a stockholder rights plan may be adopted by the Board of Directors of the Company without stockholder approval. Such plans typically require the issuance of rights to all investors who purchase common stock of a company during the term of the plan.

         GENERAL EFFECT OF ANTI-TAKEOVER PROVISIONS. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's Common Stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

                                  LEGAL MATTERS

         Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for the Company by Richards, Francis & Francis, Cedarpark Centre, 48 Cedar Avenue, Hamilton HM11, Bermuda.

                                     EXPERTS

         The financial statements of the Company from April 13, 1995 (date of inception) through September 30, 1997, which are incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended September 30, 1997, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in its report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing. The combined financial statements of the S/S Enchanted Seas and the S/S Enchanted Isle (operating units of EffJohn International B.V.) for the period from January 1, 1995 through July 14, 1995, are set forth in the Company's Annual Report on Form 10-K, which is incorporated by reference in this Prospectus, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, as indicated in its report thereto, and incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

================================================================================     ===============================================

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained or incorporated by
reference in this Prospectus in connection with the offering made hereby, and                         2,703,258 Shares
any information or representation not contained or incorporated herein must not
be relied upon as having been authorized by the Company. This Prospectus does                     1,214,786 Public Warrants
not constitute an offer to sell or a solicitation of an offer to buy any
securities other than the Shares and Public Warrants described in the cover page                      COMMODORE HOLDINGS
hereof, or an offer to sell or a solicitation of an offer to buy the Shares and                             LIMITED
Public Warrants offered hereby in any jurisdiction where, or to any person to
whom, it is unlawful to make such offer or solicitation. Neither the delivery of                         Common Stock
this Prospectus nor any sales made hereunder shall, under any circumstances,                                  and
create any implication that there has been no change in the affairs of the                              Public Warrants
Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------

                                TABLE OF CONTENTS                                                       ----------------

                                                                 PAGE                                       PROSPECTUS
                                                                 ----
                                                                                                        ----------------
AVAILABLE INFORMATION..............................................2
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE...........................................2
THE COMPANY........................................................4
FORWARD-LOOKING STATEMENTS.........................................8
RISK FACTORS.......................................................9
USE OF PROCEEDS...................................................19
SELLING STOCKHOLDERS..............................................20
PLAN OF DISTRIBUTION..............................................21
DESCRIPTION OF SECURITIES.........................................22
LEGAL MATTERS.....................................................30
EXPERTS...........................................................30                                      July __, 1998

================================================================================     ===============================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that its expenses in connection with this registration statement will be as follows:

         Securities and Exchange Commission registration fee......  $          0
         Printing Costs*..........................................  $      2,500
         Legal fees and expenses*.................................  $     25,000
         Accounting fees and expenses*............................  $      5,000
         Blue Sky fees and expenses*..............................  $      2,500
         Miscellaneous*...........................................  $      5,000

                  Total...........................................  $     40,000
                                                                    ============

----------
*  Indicates expenses that have been estimated for the purpose of filing.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 98 of The Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability, which by virtue of Bermudian law otherwise would be imposed on them, except in cases where such liability arises from the willful negligence, willful default, fraud or dishonesty of which such officer, director, or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

         The Company has adopted provisions in its Bye-laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Act. The Company has also entered into indemnification agreements with certain of its officers and directors. Such agreements provide that each director shall be indemnified to the maximum extent permitted by law.

ITEM 16.      EXHIBITS.

    EXHIBIT
     NUMBER    DESCRIPTION OF EXHIBIT
     ------    ----------------------

       5.1 Opinion of Richards, Francis & Francis (previously filed in Amendment No. 3 to the Company's Registration Statement on Form S-1 -- No. 333-01270).

       23.1   Consent of Grant Thornton LLP.

       23.2   Consent of KPMG Peat Marwick LLP.

       23.3   Consent of Richards, Francis & Francis (included in Exhibit 5.1).

       24.1   Power of Attorney (see page II-4 of the Registration Statement).

----------

ITEM 17. UNDERTAKINGS.

         (a) RULE 415 OFFERING. The undersigned Registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act.

                          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                         (iii) Include any additional or changed material information on the plan of distribution.

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 (/section/ 239.13 of this chapter) or Form S-8 (/section/ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) INCORPORATED ANNUAL AND QUARTERLY REPORTS. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a- 3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (d) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hollywood, State of Florida, on this 20th day of July, 1998.

                                             COMMODORE HOLDINGS LIMITED

                                             By: /S/  ALAN PRITZKER
                                                --------------------------------
                                                 Alan Pritzker
                                                 Vice President, Finance and
                                                 Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alan Pritzker and Jeffrey I. Binder his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                                     TITLE                               DATE
---------                                                     -----                               ----

  /S/ FREDERICK A. MAYER
----------------------------------------         Vice Chairman of the Board and               July 20, 1998
FREDERICK A. MAYER                             Chief Executive Officer (principal
                                                       executive officer)

  /S/ JEFFREY I. BINDER
---------------------------------------               Chairman of the Board                   July 20, 1998
JEFFREY I. BINDER


  /S/ ALAN PRITZKER
---------------------------------------         Vice President, Finance and Chief             July 20, 1998
ALAN PRITZKER                                Financial Officer (principal financial
                                                     and accounting officer)

SIGNATURE                                                     TITLE                                   DATE
---------                                                     -----                                   ----


---------------------------------------                     President                         July __, 1998
JAMES R. SULLIVAN

  /S/ ARNOLD ADOLPHUS FRANCIS
---------------------------------------                     Director                          July 20, 1998
ARNOLD ADOLPHUS FRANCIS

  /S/ GORDON LEONARD HILL
----------------------------------------                    Director                          July 20, 1998
GORDON LEONARD HILL

  /S/ RALPH V. DE MARTINO
----------------------------------------                    Director                          July 20, 1998
RALPH V. DE MARTINO


  /S/ MARK MAGED
----------------------------------------                    Director                          July 20, 1998
MARK MAGED

                                 EXHIBIT INDEX


EXHIBIT                              DESCRIPTION
-------                              -----------

23.1            Consent of Grant Thornton LLP.

23.2            Consent of KPMG Peat Marwick LLP.